

Mail Stop 4561

April 26, 2006

Joe V. Olree
Vice President and Chief Financial Officer
Landmark Land Company, Inc.
2817 Crain Highway

> **Re:** **Landmark Land Company, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 1-08755**

Dear Mr. Olree:

We have reviewed your filing and have the following comment. We have limited our review of your filing to the issue we have addressed in our comment. Where indicated, we think you should revise your future disclosure in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2005

Item 8.A. Controls and Procedures, page 12

1.   We note that your certifying officers concluded on the effectiveness of your disclosure controls and procedures "within 90 days prior to the end of the period covered by this report." Please tell us and in future filings disclose your certifying officers' conclusion on the effectiveness of disclosure controls and procedures as of the end of the period covered by the report. Refer to Item 307 of Regulation S-B.

*   *   *   *

Please send us your response to this comment within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3449 if you any questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief